SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

VECTOR GROUP LTD.

(Name of Subject Company (Issuer))

VAPOR MERGER SUB INC.

a wholly owned subsidiary of

JTI (US) HOLDING INC.

an indirect wholly owned subsidiary of

JT INTERNATIONAL HOLDING B.V.

(Names of Filing Persons — Offerors)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

92240M108

(CUSIP Number of Class of Securities)

Christopher Hill

c/o JTI (US) Holding Inc.

501 Brickell Key Dr., Suite 402

Miami, Florida 33131

United States

Telephone: +1 201 871 1210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Sebastian L. Fain, Esq.

Paul K. Humphreys, Esq.

Freshfields Bruckhaus Deringer US LLP

3 World Trade Center

175 Greenwich Street

New York, NY 10007

Telephone: +1 212 277 4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2024, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on September 18, 2024 and Amendment No 2. To the Tender Offer Statement on Schedule TO filed with the SEC on October 4, 2024 (together with any amendments and supplements hereto, the “Schedule TO”) by Vapor Merger Sub Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of JTI (US) Holding Inc., a Delaware corporation (“Parent”), Parent and JT International Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“JTI”) organized and existing under the law of the Netherlands and an Affiliate of Parent. The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Vector Group Ltd., a Delaware corporation (the “Company”), in exchange for $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended, supplemented or otherwise modified from time to time, the “Notice of Guaranteed Delivery”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, and which, together with other related materials, collectively constitute the “Offer”, including the Minimum Condition

All information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City time, on October 4, 2024 (such date and time, the “Expiration Time”), and the Offer was not extended. Merger Sub was advised by the Depository, that, as of the Expiration Time, a total of 108,097,425 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 68.67% of the outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other Offer Conditions were satisfied. Promptly after the expiration of the Offer, Merger Sub accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer and will promptly pay for all Shares accepted pursuant to the Offer.

Parent completed the acquisition of the Company on October 7, 2024, by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, Merger Sub was merged with and into the Company, the separate existence of Merger Sub ceased and the Company continued as the Surviving Corporation and a wholly owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the Effective Time (excluding (a) any Shares owned by Parent, Merger Sub or the Company (or held in the Company’s treasury), or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub, or the Company, in each case, immediately prior to the Effective Time, (b) any Shares irrevocably accepted for payment pursuant to the Offer, (c) any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL and (d) any Shares subject to Company Restricted Share Awards), was canceled and extinguished and automatically converted into the right to receive the Merger Consideration, without interest thereon and less any applicable withholding taxes.

Following the consummation of the Merger, all Shares ceased trading prior to the open of trading on the New York Stock Exchange (“NYSE”) on October 7, 2024 and the Shares will be delisted from NYSE. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On October 7, 2024, JTI issued a press release announcing the expiration and results of the Offer and the completion of the acquisition of the Company. The full text of the press release is attached as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Index No.

(a)(5)(F)*	Press Release issued by Japan Tobacco Inc., dated October 7, 2024.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 7, 2024

JT INTERNATIONAL HOLDING B.V.

By:	/s/ Biljana Ivosevic
Name: Biljana Ivosevic
Title: Authorized Person

By:	/s/ John Gerard Colton
Name: John Gerard Colton
Title: Authorized Person

JTI (US) HOLDING INC.

By:	/s/ Idil Yasa
Name: Idil Yasa
Title: Authorized Person

By:	/s/ Lindsay Shain
Name: Lindsay Shain
Title: Authorized Person

VAPOR MERGER SUB INC.

By:	/s/ Idil Yasa
Name: Idil Yasa
Title: Authorized Person

By:	/s/ Lindsay Shain
Name: Lindsay Shain
Title: Authorized Person